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                              August 29, 2023

       Mark Stone
       Chief Executive Officer
       Gores Holdings X, Inc. / CI
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Holdings X,
Inc. / CI
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 3,
2023
                                                            CIK No. 0001986817

       Dear Mark Stone:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 3, 2023

       Permitted Purchases of our Securities, page 124

   1. We note the disclosure in this section that if you seek shareholder approval of the business combination, your
sponsor, officers, directors and affiliates may purchase shares in privately negotiated
transactions. You then state that such purchases would be to "vote such shares in favor of
the business combination and thereby increase the likelihood of obtaining shareholder
approval of the business combination." Please reconcile with the disclosure on page 27
where you state such shares will not be voted. See also for
                                                        guidance Question
166.01 of the Compliance and Disclosure Interpretations Tender Offer
                                                        Rules and Schedules.
 Mark Stone
Gores Holdings X, Inc. / CI
August 29, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact
Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3772 with any other questions.



                                                        Sincerely,
FirstName LastNameMark Stone
                                                        Division of Corporation
Finance
Comapany NameGores Holdings X, Inc. / CI
                                                        Office of Real Estate &
Construction
August 29, 2023 Page 2
cc:       Heather Emmel, Esq.
FirstName LastName